U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

Date of earliest event February 1, 2018

CURRENT REPORT PURSUANT TO REGULATION A

BioLife4D Corporation
(Exact name of issuer as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

318 Half Day Road, Suite 201

Buffalo Grove, IL 60089

(224) 602-9569

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

81-4586116

(I.R.S. Employer Identification Number)

Item 9. Other Events

BioLife4D Corporation (the “Company”) issued a press release regarding their Regulation A Offering qualification. A copy of the press release is attached as an exhibit.

Exhibit No.	Description of Exhibit

9.1	Press Release, dated February 1, 2018

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SIGNATURES

Pursuant to the requirements of Regulation A, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BioLife4D Corporation

Date: February 1, 2018	By:	/s/ Steven Morris
Steven Morris
CEO

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